Changes in Investment Policy – Equity & Convertible Income

Effective March 11, 2014, Equity & Convertible Income rescinded its non-fundamental investment policy to maintain a weighted average maturity typically ranging from five to ten years with respect to the portion of its portfolio allocated to income-producing convertible securities.